UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Signature	3
Exhibit 99.1	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ Zhonghan Deng
Name:	Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: December 17, 2008

Exhibit 99.1

VIMICRO ANNOUNCES 2008 ANNUAL GENERAL MEETING RESULT

Beijing, China – December 17, 2008. Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced that, during its 2008 annual general meeting held on December 11, 2008, the Company’s shareholders approved an amendment to its 2005 Share Incentive Plan (the “Plan”) to increase the maximum aggregate number of shares which may be issued pursuant to all awards granted under the Plan by 10 million ordinary shares (equivalent to 2.5 million American depositary shares).

About Vimicro International Corporation

Vimicro International Corporation is a worldwide leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s American depositary shares, each representing four ordinary shares, are currently traded on the NASDAQ global market under the ticker symbol “VIMC.”

For further information about Vimicro, please contact:

Investor Contact:

Emilie Deng

Investor Relations Manager

Tel: +86-10-6894-8888 x7143

Email: denglifan@vimicro.com

Web: http://www.vimicro.com

Shelton Group

Ryan Bright

Tel: +1-972-239-5119 x159

Email: rbright@sheltongroup.com

4